Exhibit 4.15

COMMON STOCK WARRANT

NEITHER THIS WARRANT NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION OF THIS WARRANT OR THE SHARES FOR WHICH THIS WARRANT IS EXERCISABLE MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER, SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

WARRANT TO PURCHASE SHARES OF COMMON STOCK

Dated: January 27, 2009

THIS CERTIFIES THAT, for value received, _____ ("Holder") is entitled to subscribe for and purchase that number of shares as set forth in Section 1 of the fully paid and nonassessable Common Stock (the "Shares" or the "Common Stock") of FAVRILLE, INC., a Delaware corporation (the "Company"), at the Warrant Price (as hereinafter defined), subject to the provisions and upon the terms and conditions hereinafter set forth. As used herein, the term "Common Stock" shall mean the Company's presently authorized Common Stock.

This Warrant is being issued pursuant to that certain Creditor Plan dated November 8, 2008 by and among the Company, mymedicalrecords.com, Inc., a Delaware corporation ("MMR"), and Kershaw, Mackie & Co., (the "Creditor Plan").

1.   Warrant Price; Grant. The "Warrant Price" per share shall initially be $0.12, and this Warrant shall be exercisable for _____ (_____) shares of Common Stock (the "Grant"), subject to adjustment as provided in Section 7 below.

2.   Conditions to Exercise. The purchase right represented by the Grant may be exercised at any time, or from time to time, in whole or in part during the term commencing on the date hereof and ending at 5:00 P.M. Eastern Standard time on January 26, 2014.

3.   Method of Exercise; Payment; Issuance of Shares; Issuance of New Warrant.

      (a)   Cash Exercise. Subject to Sections 1 and 2 hereof, the purchase right represented by this Warrant may be exercised by the Holder hereof, in whole or in part, by the surrender of this Warrant (with a duly executed Notice of Exercise in the form attached hereto) at the principal office of the Company (as set forth in Section 17 below) and by payment to the Company, by check, of an amount equal to the then applicable Warrant Price per share multiplied by the number of shares then being purchased. In the event of any exercise of the rights represented by this Warrant, certificates for the shares of stock so purchased shall be in the name of, and delivered to, the Holder hereof, or as such Holder may direct (subject to the terms of transfer contained herein and upon payment by such Holder hereof of any applicable transfer taxes). Such delivery shall be made within 10 days after exercise of the Warrant and at the Company's expense and, unless this Warrant has been fully exercised or expired, a new Warrant having terms and conditions substantially similar to this Warrant and representing the portion of the Shares, if any, with respect to which this Warrant shall not have been exercised, shall also be issued to the Holder hereof within 10 days after exercise of the Warrant.

(b)   Net Issue Exercise. In lieu of exercising this Warrant pursuant to Section 3(a), Holder may elect to receive shares equal to the value of this Warrant (or of any portion thereof remaining unexercised) by surrender of this Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to Holder the number of shares of the Company's Common Stock computed using the following formula:

$$X = \frac{Y\,(A-B)}{A}$$

Where X = the number of shares of Common Stock to be issued to Holder.

Y = the number of shares of Common Stock purchasable under this Warrant (at the date of such calculation).

A = the Fair Market Value of one share of the Company's Common Stock (at the date of such calculation).

B = Warrant Price per share (as adjusted to the date of such calculation).

(c)   Fair Market Value. For purposes of this Section 3, "Fair Market Value" of one share of the Company's Common Stock shall mean:

(i)   If the Common Stock is traded Over-The-Counter or on The NASDAQ Stock Market, LLC or on another exchange, the per share Fair Market Value for the Common Stock will be the average of the closing bid and asked prices of the Common Stock quoted in the Over-The-Counter Market Summary or the closing sales price quoted on any exchange on which the Common Stock is listed, whichever is applicable, as published in the Western Edition of The Wall Street Journal for the twenty (20) trading days prior to the date of determination of Fair Market Value; or

(ii)   In any other instance, the per share Fair Market Value for the Common Stock shall be as determined in good faith by the Company's Board of Directors (the "Board").

In the event of 3(c)(ii) above, the Company's Board of Directors shall prepare a certificate, to be signed by an authorized officer of the Company, setting forth in reasonable detail the basis for and method of determination of the per share Fair Market Value of the Common Stock. The Board will also certify to the Holder that this per share Fair Market Value will be applicable to all holders of the Company's Common Stock that require a fair market value determination as of the same date as Holder.

(d)   Automatic Exercise. To the extent this Warrant is not previously exercised, it shall be automatically exercised in accordance with Sections 3(b) and 3(c) hereof (even if not surrendered) immediately before its expiration.

(e)   No Net Cash Settlement. Notwithstanding any other provision of this Warrant to the contrary, under no circumstances will the Company be required to effect any "net-cash settlement" (within the meaning of the Financial Accounting Standards Board's EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*) of this Warrant.

4.   Representations and Warranties of Holder and Restrictions on Transfer Imposed by the Securities Act of 1933.

(a)   Representations and Warranties by Holder. The Holder represents and warrants to the Company with respect to this purchase as follows:

(i)   The Holder has substantial experience in evaluating and investing in private placement transactions of securities of companies similar to the Company so that the Holder is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its interests. The Holder is an "accredited investor" as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended (the "Act").

(ii)   The Holder is acquiring the Warrant and the Shares of Common Stock issuable upon exercise of the Warrant (collectively the "Securities") for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof. The Holder understands that the Securities have not been registered under the Act by reason of a specific exemption from the registration provisions of the Act, which depends upon, among other things, the bona fide nature of the investment intent as expressed herein. In this connection, the Holder understands that, in the view of the Securities and Exchange Commission (the "SEC"), the statutory basis for such exemption may be unavailable if this representation was predicated solely upon a present intention to hold the Securities for the minimum capital gains period specified under tax statutes, for a deferred sale, for or until an increase or decrease in the market price of the Securities or for a period of one year or any other fixed period in the future.

(iii)   The Holder acknowledges that the Securities must be held indefinitely unless subsequently registered under the Act or an exemption from such registration is available. The Holder is aware of the provisions of Rule 144 promulgated under the Act ("Rule 144") which permits limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions more fully set forth in such rule.

(iv)   The Holder further understands that at the time the Holder wishes to sell the Securities there may be no public market upon which such a sale may be effected, and that even if such a public market exists, the Company may not be satisfying the current public information requirements of Rule 144, and that in such event, the Holder may be precluded from selling the Securities under Rule 144.

(v)   The Holder has had an opportunity to (i) discuss the Company's and MMR's business, management and financial affairs with the Company and MMR management, (ii) review the Company's and MMR's operations and facilities to the extent reasonably requested and (iii) ask questions of and receive answers

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from the Company and MMR and their management regarding the terms and conditions of the merger of Montana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), with and into MMR (the "Merger") pursuant to that certain Agreement and Plan of Merger and Reorganization dated November 8, 2008 by and among the Company, MMR and Merger Sub (the "Merger Agreement") and Holder's proposed investment in order to allow Holder to make an informed decision about whether to accept the Shares in connection with the Creditor Plan. The Holder understands that all such discussions, as well as the written information issued by the Company and MMR (including the Merger Agreement) were intended to describe the Merger and the aspects of the Company's and MMR's business and prospects which they believe to be material but were not necessarily a thorough or exhaustive description.

(vi)   This Warrant and the Shares issuable upon exercise of this Warrant (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) may not be transferred or assigned in whole or in part without compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company) and any permitted transferee agrees to be bound by all of the terms and conditions of this Warrant. The Company shall not require Holder to provide an opinion of counsel if the transfer is to any other affiliate of Holder. Additionally, the Company shall also not require an opinion of counsel if there is no material question as to the availability of Rule 144.

(b)   <u>Legends</u>. Each certificate representing the Securities shall be endorsed with the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED UNLESS COVERED BY AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT, A "NO ACTION" LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO SUCH TRANSFER, A TRANSFER MEETING THE REQUIREMENTS OF RULE 144 OF THE SECURITIES AND EXCHANGE COMMISSION, OR (IF REASONABLY REQUIRED BY THE COMPANY) AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY SUCH TRANSFER IS EXEMPT FROM SUCH REGISTRATION.

The Company need not enter into its stock register a transfer of Securities unless the conditions specified in the foregoing legend are satisfied. The Company may also instruct its transfer agent not to register the transfer of any of the Shares unless the conditions specified in the foregoing legend are satisfied.

(c)   <u>Removal of Legend and Transfer Restrictions</u>. The legend relating to the Act endorsed on a certificate pursuant to paragraph 4(b) of this Warrant and the stop transfer instructions with respect to the Securities represented by such certificate shall be removed and the Company shall issue a certificate without such legend to the Holder of the Securities if (i) the Securities are registered under the Act and a prospectus meeting the requirements of Section 10 of the Act is available or (ii) the Holder provides to the Company an opinion of counsel for the Holder reasonably satisfactory to the Company, or a no-action letter or interpretive opinion of the staff of the SEC reasonably satisfactory to the Company, to the effect that public sale, transfer or assignment of the Securities may be made without registration and without compliance with any restriction such as Rule 144.

5.   Assignment. Notwithstanding any other provision of this Warrant, neither the Company nor the Holder may assign this Warrant without the written consent of the other party hereto. It shall be a condition to any transfer or exercise of this Warrant that at the time of such transfer or exercise, the Holder shall provide the Company with a representation in writing that the Holder or transferee is acquiring this Warrant and the shares of Common Stock to be issued upon exercise, for investment purposes only and not with a view to any sale or distribution, or will provide the Company with a statement of pertinent facts covering any proposed distribution. As a further condition to any transfer of this Warrant or any or all of the shares of Common Stock issuable upon exercise of this Warrant, other than a transfer registered under the Act, the Company must have received a legal opinion, in form and substance satisfactory to the Company and its counsel, reciting the pertinent circumstances surrounding the proposed transfer and stating that such transfer is exempt from the registration and prospectus delivery requirements of the Act. Each certificate evidencing the shares issued upon exercise of the Warrant or upon any transfer of the shares (other than a transfer registered under the Act or any subsequent transfer of shares so registered) shall, at the Company's option, contain a legend in form and substance satisfactory to the Company and its counsel, restricting the transfer of the shares to sales or other dispositions exempt from the requirements of the Act. As further condition to any transfer, the Holder shall surrender this Warrant to the Company and the transferee shall receive and accept a Warrant, of like tenor and date, executed by the Company.

6.   Stock Fully Paid; Reservation of Shares. All Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issue thereof. During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for issuance upon exercise of the purchase right evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

7.   Certain Adjustments.

(a)   Stock Dividends and Splits.   If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Warrant Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b)   Fundamental Transactions. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another individual, limited liability company, partnership, joint venture, corporation, a trust, unincorporated organization, government or any department or agency thereof and any other legal entity (each a "Person"), (ii) the Company effects any sale of all or

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substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock owning more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or affiliated with the Persons making the tender or exchange offer) tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 7(a) above) (in any such case, a "Fundamental Transaction"), then Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise of the Grant (the "Alternate Consideration"). For purposes of any such exercise, the determination of the Warrant Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable on one share of Common Stock in such Fundamental Transaction, and the Company shall apportion such Warrant Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to Holder a new warrant consistent with the foregoing provisions and evidencing Holder's right to purchase the Alternate Consideration for the aggregate Warrant Price upon exercise thereof.

(c)   Number of Shares. Simultaneously with any adjustment to the Warrant Price pursuant to paragraph (a) of this Section 7, the number of shares of Common Stock that may be purchased upon exercise of this Warrant shall be adjusted proportionately, so that after such adjustment the aggregate Warrant Price payable hereunder for the increased number of shares of Common Stock shall be the same as the aggregate Warrant Price in effect immediately prior to such adjustment.

(d)   Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

8.   Notice of Adjustments. Whenever any Warrant Price shall be adjusted pursuant to Section 7 hereof, the Company shall prepare a certificate signed by its chief financial officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Warrant Price and number of Shares issuable upon exercise of the Warrant after giving effect to such adjustment, and shall cause copies of such certificate to be mailed (by certified or registered mail, return receipt required, postage prepaid) within thirty (30) days of such adjustment to the Holder of this Warrant as set forth in Section 17 hereof.

9.   <u>Transferability of Warrant</u>. This Warrant is transferable on the books of the Company at its principal office by the registered Holder hereof upon surrender of this Warrant properly endorsed, subject to compliance with Section 5 and applicable federal and state securities laws. The Company shall issue and deliver to the transferee a new Warrant representing the Warrant so transferred. Upon any partial transfer, the Company will issue and deliver to Holder a new Warrant with respect to the Warrant not so transferred.

10.   <u>No Fractional Shares</u>. No fractional share of Common Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional share the Company shall make a cash payment therefor upon the basis of the Warrant Price then in effect.

11.   <u>Charges, Taxes and Expenses</u>. Issuance of certificates for shares of Common Stock upon the exercise of this Warrant shall be made without charge to the Holder for any United States or state of the United States documentary stamp tax or other incidental expense with respect to the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder.

12.   <u>No Stockholder Rights Until Exercise</u>. This Warrant does not entitle the Holder hereof to any voting rights or other rights as a stockholder of the Company prior to the exercise hereof.

13.   <u>Registry of Warrant</u>. The Company shall maintain a registry showing the name and address of the registered Holder of this Warrant. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, at such office or agency of the Company, and the Company and Holder shall be entitled to rely in all respects, prior to written notice to the contrary, upon such registry.

14.   <u>Loss, Theft, Destruction or Mutilation of Warrant</u>. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft, or destruction, of indemnity reasonably satisfactory to it, and, if mutilated, upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant, having terms and conditions substantially identical to this Warrant, in lieu hereof.

15.   <u>Miscellaneous</u>.

      (a)   <u>Issue Date</u>. The provisions of this Warrant shall be construed and shall be given effect in all respect as if it had been issued and delivered by the Company on the date hereof.

      (b)   <u>Successors</u>. This Warrant shall be binding upon any successors or assigns of the Company.

      (c)   <u>Governing Law</u>. This Warrant shall be governed by and construed in accordance with the laws of the State of California.

      (d)   <u>Headings</u>. The headings used in this Warrant are used for convenience only and are not to be considered in construing or interpreting this Warrant.

      (e)   <u>Saturdays, Sundays, Holidays</u>. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or a Sunday or shall be a legal holiday in the State of California, then such action may be taken or such right may be exercised on the next succeeding day not a legal holiday.

16.   <u>No Impairment</u>. The Company shall not by any action including, without limitation, amending its articles or certificate of incorporation or by-laws, any reorganization, transfer of assets, consolidation, merger, share exchange dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrant or impair the ability of the Holder(s) to realize upon the intended economic value hereof, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate to protect the rights of the Holder(s) hereof against impairment.

17.   <u>Addresses</u>. Any notice required or permitted hereunder shall be in writing and shall be mailed by overnight courier, registered or certified mail, return receipt required, and postage pre-paid, or otherwise delivered by hand or by messenger, addressed as set forth below, or at such other address as the Company or the Holder hereof shall have furnished to the other party.

> If to the Company: Favrille, Inc.
> 2934½ Beverly Glen Circle, Suite 702
> Los Angeles, CA 90077
> Attn: Naj Allana
>
> If to the Holder:

18.   <u>Modification and Waiver</u>. The Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the Company and the Holder of the Warrant.

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IN WITNESS WHEREOF, the Company and Holder have each caused this Warrant to be executed by an officer thereunto duly authorized.

Dated as of January 27, 2009.

FAVRILLE, INC.

By: _____

Name: <u>Tamara A. Seymour</u>

Title: <u>Chief Financial Officer</u>

By: _____

Name: _____

NOTICE OF EXERCISE

TO: _____

1.   The undersigned Warrantholder ("Holder") elects to acquire shares of the Common Stock (the "Common Stock") of Favrille, Inc. (the "Company"), pursuant to the terms of the Common Stock Warrant dated January 27, 2009 (the "Warrant").

2.   The Holder exercises its rights under the Warrant as set forth below:

        ☐   The Holder elects to purchase _____ shares of Common Stock as provided in Section 3(a) and 3(c) and tenders herewith a check in the amount of $_____ as payment of the Warrant Price.

        ☐   The Holder elects to net issue exercise the Warrant for shares of Common Stock as provided in Section 3(b) and 3(c) of the Warrant.

3.   The Holder surrenders the Warrant with this Notice of Exercise.

4.   The Holder represents that it is acquiring the aforesaid shares of Common Stock for investment and not with a view to, or for resale in connection with, distribution and that the Holder has no present intention of distributing or reselling the shares unless in compliance with all applicable federal and state securities laws.

5.   Please issue a certificate representing the shares of the Common Stock in the name of the Holder or in such other name as is specified below:

        Name: _____

        Address: _____

        Taxpayer
        I.D.: _____

        _____

By: _____

Name: _____

Title: _____

Date: _____